NORTHEAST BANCORP
Exhibit 11. Statement Regarding Computation of Per Share Earnings

	Year Ended	Year Ended
	June 30, 2009	June 30, 2008
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,319,830	2,352,484

Total Diluted Shares	2,321,929	2,366,340

Net Income	$958,989	$1,931,289
Less:
Preferred Stock Dividend	117,038	-
Accretion of Preferred Stock	14,483	-
Amortization of issuance costs	2,866	-

Net income available to common stockholders	$824,602	$1,931,289

Basic Earnings Per Share	$0.36	$0.82

Diluted Earnings Per Share	$0.36	$0.82